Stellar Acquisition III Inc.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

August 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Room 4561

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 11, 2018

File No. 333-224227

Dear Ms. Ayoola:

Stellar Acquisition III Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 19, 2018 (the “Comment Letter”) regarding our Amendment No. 1 to our Registration Statement on Form S-4 (the “Registration Statement”) previously filed on June 11, 2018. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), reflecting a number of updating changes and, to the extent indicated below, our responses to the Staff’s comments. A marked version of the Registration Statement, in the form filed with the Commission today, is being transmitted to the Staff identifying all changes between Amendment No. 1 and Amendment No. 2 to the Registration Statement.

As a preliminary observation, we note that certain of the Staff’s comments relate to disclosures in the Registration Statement, while other comments relate to Phunware’s proposed future offering of PhunCoin and inquire into the specific securities law compliance provisions applicable to such an offering. Although it is Stellar’s intent to include in the Registration Statement all information material to its shareholders in connection with the proposed business combination and related transactions, certain other information may not be immediately material to the investment and voting decisions to be made by its shareholders, such as how Phunware may, in the future, determine to structure a PhunCoin offering. Because Stellar is a special purpose acquisition company, it is required to have the Registration Statement declared effective within a relatively short period of time in order to be able to distribute the final proxy statement/prospectus to its shareholders in connection with its special meeting of shareholders. The failure of Stellar to consummate the business combination prior to the applicable deadline will require Stellar to liquidate. Because the considerations relating to Phunware’s anticipated future PhunCoin offering are not so time constrained as the shareholder vote, we believe it may be helpful to address in this letter the comments of the Staff specifically related to disclosures in the Registration Statement. With respect to the Staff’s comments relating to Phunware’s future PhunCoin offering that are not directly related to the Registration Statement, we are transmitting as a separate letter the response of Goodwin Procter LLP, Phunware’s counsel in connection with the PhunCoin offering (referred to herein as the “Goodwin Letter”). We hope that this bifurcation will assist the Staff in reviewing the Registration Statement while at the same time providing the Staff and Phunware an opportunity to engage in a dialogue relating to matters outside the scope of the Registration Statement. We believe this approach will best suit the interests of the shareholders of Stellar.

Securities and Exchange Commission

August 14, 2018

General

1.	The current balance in your trust account does not meet the minimum cash asset level condition set forth in the Merger Agreement. Please disclose the current status of any additional financing or modifications to the Merger Agreement that will allow the business combination to proceed.

Response:

The Company has revised the disclosure on page 8 of the Registration Statement to provide as follows:

Stellar does not currently have sufficient cash, including funds in the Trust Account, to satisfy the $40 million minimum cash asset level condition in the Merger Agreement required for the closing of the initial business combination. Unless Stellar is able to obtain sufficient additional financing, or Phunware agrees to modify or waive the minimum cash asset level condition, Stellar will be unable to satisfy the conditions to the closing of the initial business combination, and the initial business combination will not occur. Stellar is currently seeking additional financing to permit it to meet the minimum cash asset level condition in the Merger Agreement. In addition, it has had discussions with Phunware regarding a possible reduction of the minimum cash asset level condition. Whether Phunware will agree to a reduction may depend upon the amount of additional financing, if any, that Stellar is able to secure. At the date hereof, Stellar has not received any commitment for additional financing, and Phunware has not agreed to any reduction of the minimum cash asset level condition. There can be no assurance that Stellar will be able to obtain sufficient additional financing to satisfy the minimum cash asset level condition, that such financing will be available on acceptable terms or that Phunware will agree to modify or waive such condition.

Securities and Exchange Commission

August 14, 2018

Frequently Used Terms, page 1

2.	Please define Token Generation Event and PhunCoin.

Response:

The Frequently Used Terms section of the Registration Statement has been revised to include definitions of “PhunCoin” and “Token Generation Event”.

Questions and Answers for all Stellar Shareholders and Phunware Stockholders

Q: What will Phunware’s stockholders receive in return for the acquisition of Phunware by Stellar?..., page 18

3.	We note your response to prior comment 7 and your revised disclosure that the parties are reviewing whether any amendment or waiver is required under the Merger Agreement to cure any ambiguity. To the extent the Merger Agreement is amended, please revise your disclosure to also summarize the amendment. Additionally, please clarify how you intend to determine that the token generation event or the launch of PhunCoin will not affect the merger consideration. For instance, please clarify whether you intend to segregate the funds received from the rights offering and token generation event. If you or Phunware are accepting digital assets with or in lieu of fiat currency, please tell us how you will assess your progress towards the $100 million requirement given the ongoing fluctuation in the digital asset valuations.

Response:

If the Merger Agreement is amended, we will revise the disclosure to summarize the amendment. We will also include the amendment as an annex to the proxy statement/prospectus. The parties have discussed the effect of the rights offering and the token generation event (“Token Generation Event”) on the determination of the merger consideration and expect that, if an amendment to the Merger Agreement is executed, it will provide that, for computation purposes, neither the assets resulting from the sale of rights or pursuant to the Token Generation Event, nor the liabilities associated therewith, will be included in the determination of the merger consideration. The parties have not discussed any segregation of funds or similar arrangement. The valuation of digital assets (Bitcoin or Ethereum) received in the rights offering for PhunCoin will be valued in the USD equivalent at the time at which the digital assets are received into PhunCoin Sub’s digital wallet. The digital wallet and blockchain has the capabilities of viewing the USD equivalent at the time of transfer. To illustrate, this would be similar to the investment by an investor who sent a foreign currency to Phunware's USD bank account. The value will represent the number of PhunCoin rights based on the USD equivalent received by Phunware.

Please note that there is no requirement for Phunware to raise $100 million in a Token Generation Event.  Section 5.20 of the Merger Agreement only requires Phunware to use commercially reasonable efforts to consummate a Token Generation Event with cash gross proceeds of at least $10 million and no more than $100 million.

Risk Factors, page 40

4.	You state on page 190 that PhunCoin will be a digital asset built and transacted on top of an existing blockchain technology, which you do not intend to create. Please provide a risk factor regarding your reliance on another blockchain network. For example, disclose the risks and consequences to the company if such network ceases to function, slows down in functionality, or the possible impact of any fork on PhunCoin.

Response:

The Company has revised the disclosure on page 76 of the Registration Statement to include a risk factor with respect to PhunCoin’s reliance on another blockchain network.

Securities and Exchange Commission

August 14, 2018

5.	If Regulation A is available to you in connection with the distribution of PhunCoin to consumers in exchange for their agreements to provide certain benefits to the company, including, but not be limited to, enriching their personal data with additional information and participating in marketing campaigns that will assist you to deliver increased value to customers, please consider providing risk factors related to your business model, such as risks of privacy data breach and cybersecurity attacks. Please advise how you will value such data for purposes of calculating the ability to use Regulation A for that distribution. Alternatively, consider revising your disclosure to make clear that you intend to distribute PhunCoin pursuant to an offering either registered or eligible for an exemption from registration under the Securities Act.

Response:

The Company has revised the disclosure on page 76 of the Registration Statement to include a risk factor with respect to risks of privacy data breach and cybersecurity attack.

With respect to the Staff’s comment regarding valuation of data with respect to PhunCoin, please see the Goodwin Letter.

Stellar Proposal 1: The Redomestication Proposal

Comparison of Shareholder Rights Before and After the Redomestication, page 110

6.	We note your response to prior comment 13. Please clarify whether a derivative lawsuit under the Delaware law, but alleging violations of the Securities Exchange Act of 1934, would be restricted to Delaware Chancery Court, or whether such claims may be heard in either Delaware Chancery Court or federal district courts

Response:

Once a stockholder has established the right to bring a derivative action on behalf of a corporation under Delaware law, we understand that derivative claims against third parties, including claims alleging violations of the Securities Exchange Act of 1934, may be brought in any court having jurisdiction over the matter. However, this view may not reflect settled law, and we would hesitate to express a view in the Registration Statement. We note that the interplay between the federal securities laws and state laws is complex and may depend on the nature of the pleadings and the specifics of the matters being considered by the courts. See, for example, the recent Supreme Court decision in Cyan, Inc. v. Beaver County Employees Retirement Fund (Sup. Ct., March 20, 2018), which related to the Securities Act.

Securities and Exchange Commission

August 14, 2018

Stellar Proposal 2: The Stellar Business Combination Proposal

Background of the Business Combination, page 117

7.	We note your response to prior comment 15. Please expand your discussion to provide substantive details of the negotiations between the management and advisors of Stellar and Phunware, including whether either party initially offered a differing amount of merger consideration as well as when material aspects of the merger agreement, such as the proposed token-generating event and minimum $40 million cash and cash equivalent balance for Stellar, were negotiated.

Response:

The Company has added additional disclosure to pages 118-121 of the Registration Statement.

Projections, page 118

8.	We note your response to prior comment 15 regarding Phunware’s non-GAAP revenue projections through 2020. Please provide more detail with respect to how these projections were determined, as they represent significant growth factors of 126% in 2018, 39% in 2019, and 38% in 2020. Additionally, please clarify the assumptions, trends, business developments and actual experience that led Phunware’s management to support the projected growth factors disclosed. Further, please clarify in your prospectus, as noted in your response letter, that the Phunware revenue projections were presented on a consistent basis with Phunware’s historical GAAP revenue or disclose any material differences.

Response:

Phunware has updated the disclosure on page 122 of the Registration Statement to reflect the Staff’s comment.

Satisfaction of 80% Test, page 120

9.	Your responses to prior comments 17 and 20 indicate that your board’s evaluation of the fairness of the $301 million merger consideration was based, in part, on a 15-50% blockchain technology premium based on your “internal analysis.” Please describe this “internal analysis,” including how you derived the 15-50% premium range as well as the determination to apply the 15% value to Phunware.

Response:

The Company has added additional disclosure to pages 122-123 of the Registration Statement.

Securities and Exchange Commission

August 14, 2018

Information About Phunware

PhunCoin, page 189

10.	On page 190, you state that you intend to distribute PhunCoin in an offering qualified under Regulation A. It is not clear to us how you can rely on the Regulation A exemption when you have already offered or sold the rights, warrants and possibly the PhunCoin under another exemption from registration.

In reviewing your disclosures, it appears to us that you or Phunware are engaged in two or three offerings in addition to the merger that is the subject of this registration statement. In this regard, it appears that Phunware has privately offered warrants to purchase Series F preferred stock and a future right to receive PhunCoin. In addition, it appears that you, or Phunware, have issued in a 506(c) offering rights to receive PhunCoin. In order for us to better understand your ongoing offerings, please provide us with supplemental copies of your agreement(s) with the holders of the warrants and rights, such as documents relating to the Series F preferred stock financing (warrants and rights) and the 506(c) rights offering.

Response:

Please see the responses set forth in the Goodwin Letter with respect to the Regulation A comment.

As the Staff has noted, Phunware has been engaged in multiple offerings, in addition to the merger that is the subject of the Registration Statement, specifically the completed Series F Redeemable Convertible Preferred Stock (“Series F Preferred Stock”) financing, pursuant to Regulation D Rule 506(b) (the “Series F Financing”), and the current Regulation D Rule 506(c) rights offering (the “Rights Offering”). We further note for the Staff that the Series F Financing was a separate securities offering occurring prior to the commencement of the Rights Offering.

Investors in the fifth and sixth round of Phunware’s Series F Financing were issued shares in Series F Preferred Stock, Series F convertible preferred warrants (“Series F Warrants”), and the right to a future issuance of PhunCoin (“Series F PhunCoin Rights”).

For further clarification, investors in the fifth and sixth round of the Series F Financing are herein referred to as the “Series F Warrant Holders”. The Series F Warrants and the Series F PhunCoin Rights were collectively issued to the Series F Warrant Holders in one agreement (the “Series F Warrant Agreement”)

Please note that Phunware’s obligation to issue PhunCoin pursuant to the Series F Financing is conditioned upon Phunware’s completion of a Token Generation Event. There is no mechanism for a Series F Warrant Holder’s settlement of this conditional right if Phunware for any reason, or no reason at all, does not complete a Token Generation Event.

The Company will be supplementally providing to the Staff with (i) the form of Series F Warrant Agreement issued to the investors participating in the fifth and sixth rounds of the Series F Financing, and (ii) the Private Placement Offering Memorandum, and Token Rights Agreement with respect to the 506(c) Rights Offering.

Any future offering by Phunware or its subsidiaries, whether pursuant to Regulation A or otherwise, will be made in compliance with all applicable securities law requirements.

Securities and Exchange Commission

August 14, 2018

11.	Please describe for us the material terms of both the warrants and rights issued as part of your Series F preferred stock financing and the 506(c) offering. With regard to the warrants and the rights in each of your offerings, please tell us:

●	the length of the exercise period of each security,
●	the amount of PhunCoin that will be issued for each right and by what entity (we note disclosure that a Phunware subsidiary will issue PhunCoin),
●	the total amount of PhunCoin that will be issued pursuant to the Series F rights,
●	the transferability of the rights,
●	the actions Series F preferred stockholders and other rights holders need to take to exercise the rights to acquire the PhunCoin, including any exercise price and payment of any exercise price,
●	any other consideration the Series F holders or other right holders may receive on account of the rights beyond the receipt of PhunCoin, and
●	the exemption from registration, if any, that will be used to issue the PhunCoin on the exercise of the rights.

Response:

Phunware has advised the Company that Phunware’s wholly-owned subsidiary, PhunCoin Sub, will be the issuer of PhunCoin. Phunware intends to assign its obligations under the Series F PhunCoin Rights with respect to the issuance of PhunCoin to PhunCoin Sub via an amendment to the Series F Warrant Agreement.

●	length of the exercise period of each security:

The Series F Warrants are exercisable for Series F Preferred Stock as of the earlier of (i) the fifth anniversary of the date of issuance, (ii) an acquisition of Phunware or a sale, lease or other disposition of all or substantially all of the assets of Phunware and its subsidiaries; or (iii) immediately prior to an initial public offering. However, as a majority of Phunware shareholders will retain a majority of the post-merger entity, the Series F Warrant will not terminate pursuant to (ii) above, and will be reissued in the form a common stock warrant in the new entity. Phunware has updated its disclosure on page F-73 of the Registration Statement to reflect that the term of the Series F Warrant is five years.

Phunware has advised the Company that it is under no obligation to issue the PhunCoin to the Series F Warrant Holders without having completed a Token Generation Event. Accordingly, Phunware believes there is no traditional “exercise period”, as with other typical embedded features. Should Phunware complete the Token Generation Event, the Series F Warrant Holders will be issued their requisite amount of PhunCoin.

As it relates to the Rule 506(c) offering, the Rights pursuant to the Rights Agreement (the “Rights”) are exercisable upon the expiration of the Lock-Up Period (provided such expiration is before the expiration or termination of the Rights Agreement), and will automatically convert into a certain number of PhunCoin. “Lock-Up Period” means the period beginning on the date of the Rights Agreement and ending on the earliest of (i) a Token Generation Event, (ii) one (1) year after the issuance date of the Rights Agreement to the Purchaser or (iii) the date PhunCoin Sub determines, in its sole discretion, that Resale Restrictions are available with respect to the Tokens. “Resale Restrictions” means an alternative trading system and/or technology that allows resale restrictions with respect to the PhunCoin that are required by applicable securities laws to be embedded in the blockchain, the PhunCoin or any smart contract related to the foregoing. Phunware has advised the Company that investors in the Rights Offering will receive PhunCoin prior to the one (1) year lockup period only if PhunCoin can be issued to investors in such a way to ensure transfer restrictions are technologically (as opposed to just contractually) complied with under resale exemptions, such as Rule 144.

Securities and Exchange Commission

August 14, 2018

●	the amount of PhunCoin that will be issued for each right and by what entity (we note disclosure that a Phunware subsidiary will issue PhunCoin):

Upon the consummation of the Token Generation Event, PhunCoin Sub (pursuant to the amendment to the Series F Warrant Agreement) will automatically issue to the Series F Warrant Holders a number of PhunCoin equal to the dollar value of the number of shares of Series F Preferred Stock purchased by the Series F Warrant Holder divided by the price per unit of PhunCoin sold and issued in the Token Generation Event. At the end of the Lock-up Period, the Rights will automatically convert into, and PhunCoin Sub will automatically issue, a number of PhunCoin to the purchaser equal to the dollar amount paid by the purchaser divided by the price of the PhunCoin at the time of the issuance of the PhunCoin during the Token Generation Event (before taking into consideration the discount rate). However, should the Token Generation Event not occur within twelve (12) months as provided in the Token Rights Agreement (to be provided supplementally to the Staff), the Token Rights Agreement will terminate and any right to receive PhunCoin will also terminate.

●	the total amount of PhunCoin that will be issued pursuant to the Series F rights:

Phunware has advised the Company that upon closing of the Token Generation Event, PhunCoin Sub will issue an aggregate of approximately 27.4 billion PhunCoins to sixty-eight (68) Series F Warrant Holders. Phunware has updated its disclosure on page F-75 of the Registration Statement to reflect the number of PhunCoin issued to Series F Financing investors.

●	the transferability of the rights:

The terms of the Series F Warrant Agreement provide that it is only transferable with Phunware’s consent and such transfers of the Series F Warrants and the Series F PhunCoin Rights must be in compliance with all securities laws. Certain transfers involving no consideration and no change in beneficial ownership are permitted pursuant to the terms of the Series F Warrant Agreement.

The terms of the Rights Agreement provide that transfers of Rights will only be permitted with PhunCoin Sub’s consent, and such transfers of the Rights and the underlying PhunCoin must be in compliance with all securities laws.

Securities and Exchange Commission

August 14, 2018

●	the actions Series F preferred stockholders and other rights holders need to take to exercise the rights to acquire the PhunCoin, including any exercise price and payment of any exercise price:

The holders of the Series F PhunCoin Rights will automatically receive a number of PhunCoin equal to the dollar value of the number of shares of Series F Preferred Stock purchased by the holder divided by the price per unit of PhunCoin sold and issued in the Token Generation Event.

Purchasers of the Rights will automatically receive a number of PhunCoin equal to the purchase amount divided by the price per PhunCoin and any additional discount rate, if applicable.

Other than the execution of requisite transaction documents (including, if applicable, KYC/AML and accredited investor verification processes) and having an account with a supported wallet to hold the PhunCoins, there are no other anticipated actions that holders need to take to exercise the rights under the Series F Warrant Agreement or Rights Agreement.

●	any other consideration the Series F holders or other right holders may receive on account of the rights beyond the receipt of PhunCoin, and the exemption from registration, if any, that will be used to issue the PhunCoin on the exercise of the rights:

No other consideration or investment decisions are required by the Series F Warrant Holders or Rights holders to receive PhunCoin.

With respect to the Staff’s comments on exemptions from registration, please see the Goodwin Letter.

12.	Please disclose whether the rights issued to Series F to acquire PhunCoin have the same terms as the rights being issued pursuant to the proposed Rule 506(c) rights offering for PhunCoin.

Response:

Phunware has advised the Company that the rights issued to the Series F Warrant Holders to acquire PhunCoin will have the same terms as the Rights being issued pursuant to the Rights Offering, except that different pricing discounts may be applicable. Please see the disclosure on page 192 of the Registration Statement.

13.	Please clarify whether there are any registration rights agreements related to the PhunCoin underlying the rights for PhunCoin for either your Series F preferred stock financing or the rights to be sold in the proposed Rule 506(c) private offering. Please tell us what exemption from registration the issuer of PhunCoin will be eligible to rely upon for the issuance of the PhunCoin pursuant to the rights agreements and the Series F Preferred Stock.

Response:

There are no registration rights agreements related to the PhunCoin underlying the Series F Financing.

The Rights Agreement included a provision that PhunCoin Sub would qualify the first $15 million of PhunCoin under the Rights Agreement should PhunCoin Sub seek a Regulation A offering for PhunCoin, which number represents 30% of a potential total $50 million Regulation A offering amount.

With respect to the Staff’s comments on exemptions from registration, please see the Goodwin Letter.

Securities and Exchange Commission

August 14, 2018

14.	Please expand your description of the Regulation A offering that you plan to commence approximately one year after the Rule 506(c) private rights offering has closed and explain what transactions are being registered. In this regard, please clarify whether the Regulation A offering is solely for additional primary issuances unrelated to the rights underlying the Series F preferred stock financing and the rights to be sold in the proposed Rule 506(c) private offering. If you intend on registering the PhunCoin underlying the rights being offered and sold in the private offering in reliance on Rule 506(c), please explain, supplementally, your basis for qualifying securities that are subject to an ongoing offering pursuant to the rights or that, depending on the structure of the rights, may already have been sold in such private offering. Please also explain why you believe that a subsequent PhunCoin offering would be eligible under Regulation A given that the exemption is not available to existing reporting companies.

Response:

The Company has updated the disclosure on page 192 of the Registration Statement to address the Staff’s comment.

With respect to the Staff’s comments regarding primary versus secondary issuances, please see the Goodwin Letter.

15.	Please describe the terms of PhunCoin and explain how it could be and will be used in Phunware’s platform. Please explain whether you intend to list the PhunCoin for trading on a national securities exchange or regulated alternative trading system under the federal securities laws. If yes, please clearly disclose that no such exchanges or alternative trading systems currently exist.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure on page 192 of the Registration Statement to address the Staff’s comment.

Our Offerings, page 191

16.	Revise to clearly state that the Cryptonetworking offering is not currently available for customers and clarify what Phunware intends to do to make this available as indicated in your response to prior comment 22.

Response:

The Company has updated the disclosure on page 193 of the Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

August 14, 2018

Concentration of Major Customers, page 194

17.	We note your responses to prior comments 25 and 29 regarding your agreements and relationship with Fetch Media. On pages 197-198 and 213-214, you describe a dispute with Uber, a customer of Fetch Media, for which Uber refuses to pay its invoices to Fetch Media and Fetch Media, in turn, has withheld payment to you. Please clarify whether your agreements with Fetch Media permits Fetch Media to withhold such payments if it in turn has disputes with their respective customers. Additionally, in light of the significant amounts of revenue generated through your arrangements with Fox Networks Group and Fetch Media, Ltd., please disclose the material terms and related obligations of the master agreement and services legal agreements.

Response:

The Company has updated the disclosure on page 197 of the Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Phunware

Overview, page 205

18.	We note revised disclosures in response to prior comment 25. Please further revise to provide clarity and context to the measures. Disclose as of what date, or over which period, the two billion Phunware IDs, one billion MAUDs, and the two trillion of database events were determined and provide comparable information for each period in which financial statements are presented. Explain your reference to “inventory” as it relates to the Phunware IDs and clarify how the MAUDs are calculated. Also, explain to us how this information drives your data subscription services revenue product line.

Response:

The Company has updated the disclosure on page 207 of the Registration Statement to address the Staff’s comment.

Phunware, Inc. - Notes to Unaudited Condensed Financial Statements

Note 2 Summary of Significant Accounting Policies

Digital Currencies, page F-67

19.	You appear to be accounting for digital currencies under the inventory accounting model.

Please analyze for us whether your digital currencies meet the definition of an intangible asset and the consideration you gave to the application of that accounting to your digital assets. Also, tell us what you mean by time of transfer and what alternatives you considered.

Response:

Although there is no definitive guidance available from the Financial Standards Accounting Board (FASB) related to the accounting around digital currencies, Phunware has advised the Company that it will account for cryptocurrencies using a fair value model with changes in fair value accounted for in the statement of operations. The Company has updated the disclosure on page F-66 and page F-68 of the Registration Statement to reflect the Staff’s comment.

Securities and Exchange Commission

August 14, 2018

Note 6 Commitments and Contingencies

Litigation, page F-70

20.	With regards to the cross-complaint filed by Uber Technologies, Inc., you state that you make no predictions on the likelihood of defeating such claim. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please disclose the estimated loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. We refer you to ASC 450-20-50.

Response:

Phunware has updated the footnote disclosure on page F-49 and page F-71 of the Registration Statement to reflect the Staff’s comment.

Note 7. Preferred Stock, page F-71

21.	Tell us how you are accounting for the issuance of Series F convertible preferred stock in which investors receive a warrant to purchase Series F convertible preferred stock as well as a right to the future issuance of a certain amount of PhunCoin, and provide the specific accounting guidance you relied upon. At a minimum, please address the following in your response and revise your financial statement footnote disclosures, as appropriate:

●	Tell us how you allocate the consideration received among the various instruments issued.
●	Tell us how have accounted for the PhunCoin rights, citing the relevant accounting guidance followed, and the specific terms that impacted your accounting decision.
●	Clarify whether you have accepted any payments in the form of digital assets subsequent to March 31, 2018. If so, describe such transactions and provide us with a breakdown of your current holdings.

Response:

The Company has been advised by Phunware that the Series F Redeemable Convertible Preferred Stock and Series F Warrants have been accounted for as follows:

Phunware identified three distinct components to the Series F Financing which include (i) the Series F Redeemable Convertible Preferred Stock, (ii) warrants exercisable for the Series F Redeemable Convertible Preferred Stock at an exercise price of $4.23 per share and (iii) a future right to PhunCoin should Phunware complete a Token Generation Event.

Securities and Exchange Commission

August 14, 2018

Phunware advised us that it first conducted a hybrid contract analysis of the Series F Redeemable Convertible Preferred Stock using applicable guidance in ASC 480 “Distinguishing Liabilities from Equity” and SEC Staff Accounting Bulletin Topic 3.C, “Redeemable Preferred Stock”. Using this guidance, Phunware determined that Series F Redeemable Convertible Preferred Stock contain conditional redemption features that are not within its sole control as the issuer. Accordingly, Phunware classified the Series F Redeemable Convertible Preferred Stock as temporary equity instruments.

Phunware then separately analyzed the conversion option embedded in the Series F Redeemable Convertible Preferred Stock using applicable guidance in ASC 815-40 “Contracts in an Entity’s Own Equity.” Phunware advised the Company that aside from there being no liquid market for its preferred stock, which means that the conversion option does not possess all of the characteristics of a derivative because it cannot be net settled, the characteristic of the embedded conversion option and common shares deliverable upon exercise of the conversion are clearly and closely related to the Series F Redeemable Convertible Preferred Stock as the host instrument; that is, the Series F Preferred shareholder has rights of an equity holder before and after conversion of the preferred stock, if converted. Accordingly, the conversion option is being accounted for as an embedded feature in accordance with ASC 470 “Debt with Conversion and Other Options”.

Phunware further advised the Company that the Series F Warrants exercisable for Series F Redeemable Convertible Preferred Stock do not qualify for equity classification because the Series F Redeemable Convertible Preferred Stock that are deliverable upon exercise are temporary equity instruments as described above. Accordingly, the warrants are classified as liability instruments stated at fair value and subsequent changes in fair value are being reported as a component of results of operations in each reporting period. Since the warrants are being accounted for as liability instruments stated at fair value, the offering proceeds were allocated first to the warrants at an amount equal to their fair value at the commitment date of the transaction. The remaining amount of the proceeds was allocated to the Series F Redeemable Convertible Preferred Stock. Phunware then calculated the effective conversion price of the shares determined it was not beneficial. Accordingly, there is no equity component to this financing transaction.

Finally, Phunware advised us that it determined that the future right to Phuncoin is not a separate unit of accounting requiring financial statement recognition unless and until Phunware completes a Token Generation Event. Phunware segregated this right, which is conditioned upon the completion of a Token Generation Event, from the other instruments issued in this transaction because the Series F Redeemable Convertible Preferred Stock and warrants exercisable for Series F Redeemable Convertible Preferred Stock and any rights associated with those instruments survive the occurrence or non-occurrence of a Token Generation Event. Phunware’s obligation to issue PhunCoin in this instance is conditioned upon its completion of a Token Generation Event. As stated elsewhere herein, there is no mechanism by which a Series F Warrant holder may compel any form of a settlement of this right should Phunware decide for any reason, or no reason at all, to not complete a Token Generation Event or is unsuccessful in its efforts to complete a Token Generation Event.

Lastly, Phunware has revised the footnote disclosure on page F-71 of the Registration Statement to reflect Phunware’s clarifications regarding the breakdown of cash proceeds and digital asset proceeds received in its Series F Redeemable Convertible Preferred Stock Financing during 2018.

Securities and Exchange Commission

August 14, 2018

Note 11. Subsequent Events, page F-75

22.	To the extent you have had material sales pursuant to the Rule 506(c) offering of PhunCoin Rights, please tell us how you are accounting for such Rights, citing the relevant accounting guidance followed, and revise your financial statement footnote disclosures, as appropriate. Also, tell us whether you accept payment in the form of digital assets for the purchase of PhunCoin Rights.

Response:

The Company has been advised by Phunware that there were no sales of PhunCoin Rights as of June 30, 2018, which is disclosed in Note 9 of Phunware’s Unaudited Condensed Financial Statements on page F-75 of the Registration Statement. However, subsequent to June 30, 2018 Phunware had sold $315,000.00 in PhunCoin Rights, which is disclosed in Note 11 of Phunware’s Unaudited Condensed Financial Statements. Phunware is accounting for the sales of Rights as a liability, as it believes it has an obligation to issue PhunCoin under ASC 405. Further, Phunware has updated our disclosure on page F-75 of the Registration Statement to state that Phunware does accept digital assets as a form of payment for the purchase of PhunCoin Rights.

Proxy Card, page G-1

23.	Please clarify whether the written request for redemption rights, as noted on page 25, may be given through your proxy card, as the box that provided the “Intention to Exercise Redemption Rights” has been removed. If not, please clarify, where applicable, how public shareholders can provide the necessary written request to redeem their public shares of Stellar.

Response:

As disclosed in the Registration Statement, in order to exercise their redemption rights, public shareholders of the Company must (i) demand, no later than two (2) business days before the Stellar Special Meeting (as such terms defined in the Registration Statement), that the Company redeem their shares into cash; (ii) affirmatively certify in their request to the Company’s transfer agent for redemption if such holders “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submitting such holders’ request in writing to the Company’s transfer agent, at the address listed in the Registration Statement and delivering their shares to the Company’s transfer agent physically or electronically using The Depository Trust Company’s Deposit/Withdrawal at Custodian system at least two (2) business days prior to the vote at the meeting.

Under such redemption mechanism, shareholders’ votes on each of the proposals for the Stellar Special Meeting are separated from the exercise of their redemption rights. Shareholders are not required to submit written request through their proxy card for the Stellar Special Meeting in order to exercise their redemption rights. As such, the Company has removed the box that has provided the “Intention to Exercise Redemption Rights” from the proxy card for the Stellar Special Meeting.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ George Syllantavos
George Syllantavos Co-Chief Executive Officer

cc:	Jeffrey W. Rubin, Esq.
Ellenoff Grossman & Schole LLP